UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 29, 2006

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                                        Progress on share repurchase programme, dated May 29, 2006.

Press release

Progress on share repurchase programme KPN	Date 29 May 2006

Number 039pe

In light of the share repurchase programme announced on February 7, 2006, Koninklijke KPN N.V. announces that during the week of May 22 through May 26, 2006 5,030,000 of KPN shares were repurchased at an average price of EUR 8.77 Therewith approximately 31.3% of the repurchase programme has been completed. The repurchase programme started on March 20, 2006 and will end on December 31, 2006.

From today onwards the weekly press release regarding the share repurchase programme will be published every Monday before opening of the Amsterdam Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: May 31, 2006	By:	/s/ MICHIEL ROOVERS
Michiel Roovers Legal Counsel